Exhibit 11.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands, except per share amounts)

	Eleven Months Ended		Twelve Months Ended
	2015	2014	2014	2013	2012	2011
		(Unaudited)
Computation of Earnings Per Share - Basic

Net Earnings from Continuing Operations Attributable to Esterline, Net of Tax	$96,665	$133,694	$165,029	$169,125	$112,032	$135,248
Earnings (Loss) from Dis- continued Operations Attrib- utable to Esterline, Net of Tax	(37,053)	(59,240)	(62,611)	(4,391)	503	(2,208)

Net Earnings Attributable to Esterline	$59,612	$74,454	$102,418	$164,734	$112,535	$133,040

Weighted Average Number of Shares Outstanding	30,729	31,839	31,840	31,173	30,749	30,509

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$3.15	$4.20	$5.19	$5.42	$3.64	$4.43
Discontinued Operations	(1.21)	(1.86)	(1.97)	(0.14)	0.02	(0.07)
Earnings (Loss) Per Share Attributable to Esterline - Basic	$1.94	$2.34	$3.22	$5.28	$3.66	$4.36

Computation of Earnings Per Share - Diluted

Net Earnings from Continuing Operations Attributable to Esterline, Net of Tax	$96,665	$133,694	$165,029	$169,125	$112,032	$135,248
Earnings (Loss) from Dis- continued Operations Attrib- utable to Esterline, Net of Tax	(37,053)	(59,240)	(62,611)	(4,391)	503	(2,208)

Net Earnings Attributable to Esterline	$59,612	$74,454	$102,418	$164,734	$112,535	$133,040

Weighted Average Number of Shares Outstanding	30,729	31,839	31,840	31,173	30,749	30,509
Net Shares Assumed to be Issued for Stock Options and RSUs	486	604	608	565	533	645
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	31,215	32,443	32,448	31,738	31,282	31,154

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$3.10	$4.12	$5.09	$5.33	$3.58	$4.34
Discontinued Operations	(1.19)	(1.83)	(1.93)	(0.14)	0.02	(0.07)
Earnings (Loss) Per Share Attributable to Esterline - Diluted	$1.91	$2.29	$3.16	$5.19	$3.60	$4.27